

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 19, 2016

Nathaniel August
The Mangrove Partners Master Fund, Ltd.
c/o Maples Corporate Services, Ltd.
PO Box 309, Ugland House, South Church Street
George Town, Grand Cayman,
Cayman Islands KY1-1104

Re: RPX Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2016 by The Mangrove Partners Master Fund, Ltd. et al.
File No. 001-35146

Dear Mr. August:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to prior comments are to our letter dated May 2, 2016.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1.   We note the response to prior comment 2 and the chart presenting the Company's stock performance as compared to its peers. Please revise to clarify, if true, that the reference to the company significantly underperforming its peers refers to peer performance when measured on an aggregate basis.

Background to the Solicitation

2.   While multiple interactions with the company are referenced, you provided additional disclosure in response to prior comment 4 solely with respect to the April 14, 2016 conference call. As previously requested, please briefly discuss the company's responses on other occasions or consider revising your statement that "to date [management has] only offered justifications for the current strategy and board composition."

Reasons for the Solicitation | Poor Capital Allocation and Poor Use of Available Cash

3.   Please revise your disclosure to include the information you provided in response to prior comment 6.

Wasteful and Excessive Spending on Questionable Growth Projects and Employee Compensation

4.   Revise your disclosure to state, consistent with your response to prior comment 8, that the estimate of number of employees working on other projects is based on your own internal estimates and briefly explain the method or information used to arrive at this number.

5.   We note the response to prior comment 9. RPX's disclosure in its Form 10-K for the fiscal year ended December 31, 2015, however, states that "[s]elling, general and administrative expenses consist of salaries and related expenses, including stock-based compensation expense…" Please advise us whether adding the estimated stock compensation amounts to the stated percentage of SG&A, as described in the second bullet point of your response, results in the double counting of such expenses. To the extent double counting did not occur, please reconcile the calculation methodology offered in the response letter with the statement cited from RPX's Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the participants possess the facts relating to its disclosures, they are responsible for the accuracy and adequacy of the disclosures.

You may contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ *Nicholas P. Panos*

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc**:**   Christopher P. Davis, Esq.
        Kleinberg, Kaplan, Wolff & Cohen, P.C